May 24, 2019

CONFIDENTIAL SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
Washington, D.C.  20549

Re:	Annovis Bio, Inc. (the “Company”)
Draft Registration Statement on Form S-1
Submitted May 15, 2019
CIK No. 0001477845

Ladies and Gentlemen:

The Company submits the following response to the staff’s comment letter dated May 20, 2019 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form S-1, submitted May 15, 2019 (the “Draft Registration Statement”).

We have reproduced the text of the staff’s comment in bold-face type followed by the Company’s response.

Draft Registration Statement on Form S-1 submitted May 15, 2019

Index to Financial Statements, page F-1

1.                                      We note the financial statements included in the draft registration statement are as of a date 135 days or more before the date the document was submitted.  Based on your representation that at the time of the contemplated offering, you will be required to present the March 31, 2019 interim financial statements in the document, please update your disclosure to include these financial statements.  We will not perform a detailed examination of the draft registration statement until you do so.

COMPANY RESPONSE:  On March 24, 2019, the Company submitted confidential draft #2 of the Draft Registration Statement to include the March 31, 2019 financial statements in the document.

If you or any member of the staff has any further comments or questions regarding this response, please contact the Company’s counsel, John W. Kauffman, Esq. of Duane Morris LLP at (215) 979-1227 or jwkauffman@duanemorris.com.

Sincerely,

ANNOVIS BIO, INC.

By:
Jeffrey McGroarty,
Chief Financial Officer